D. Boral Capital LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

May 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Aisha Adegbuyi

Re: Pineapple Financial Inc.

Registration Statement on Form S-1

File No. 333-286783

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: Thursday, May 1, 2025

Requested Time: 5:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the undersigned, as the sole placement agent for the proposed public offering on a best efforts basis of securities of Pineapple Financial Inc. (the “Company”), hereby join the Company’s request that the effective date of the above-referenced registration statement on Form S-1 be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on Thursday, May 1, 2025, or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

D. BORAL CAPITAL LLC

By:	/s/ Philip Wiederlight
Name:	Philip Wiederlight
Title:	Chief Operating Officer